UNITED STATES OF AMERICA

			BEFORE THE SECURITIES AND EXCHANGE COMMISSION

					WASHINGTON, D.C.

In the Matter of

											AMENDMENT TO
NORTHEAST UTILITIES ("NU")CERTIFICATE				PURSUANT TO
WESTERN MASSACHUSETTS ELECTRIC COMPANY ("WMECO		RULE 24
THE CONNECTICUT LIGHT AND POWER COMPANY ("CL&P")

File No.  70-08875
(Public Utility Holding
Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transaction proposed in Post-Effective Amendment No. 13 (Amendment No.
15) to the Application/Declaration on Form U-1 (the "Amendment") in File No. 70-08875, NU, CL&P and WMECO hereby file this amendment to its Certificate filed November 29, 1999 and report and certify as follows:

(i) On November 19, 1999, NU entered into a $350 million revolving credit facility pursuant to a Credit Agreement dated as of November 19, 1999 among Northeast Utilities, the Banks Named Therein, Union Bank of California, N.A. as Administrative Agent and Bank One, N.A., as Fronting Bank, a copy of which is attached as exhibit B.13 to this Certificate

(ii) On November 19, 1999 WMECO and CL&P entered into a $500 million revolving credit facility pursuant to a Credit Agreement dated as of November 19, 1999 among WMECO, CL&P, The Banks Named Therein and Citibank, N.A. as Administrative Agent, a copy of which is attached as exhibit B.14 to this Certificate.

The transactions referenced above were carried out in accordance with the terms and conditions of and for the purposes represented by the Amendment and the order of the Commission issued on November 18, 1999 in this file.

The Following Exhibits are also attached:

B.15 Open End Mortgage between The Connecticut Light and Power Company and Citibank, N.A.

B.16 Open End Mortgage between Western Massachusetts Electric Company and Citibank, N.A.




December 10, 1999

NORTHEAST UTILITIES
WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
HOLYOKE WATER POWER COMPANY
NORTH ATLANTIC ENERGY CORPORATION
NU ENTERPRISES, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICE COMPANY
SELECT ENERGY, INC.
MODE 1 COMMUNICATIONS, INC.


By: /s/David R. McHale
           David R. McHale
           Vice President and Treasurer


THE CONNECTICUT LIGHT AND POWER COMPANY

By:  /s/Randy A. Shoop
            Randy A. Shoop
            Treasurer